October 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sysorex, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on December 21, 2018 (File No. 333-228992)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sysorex, Inc., a Nevada corporation (the “Company”), hereby requests that its Registration Statement on Form S-1 (File No. 228992), as initially filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2018 (the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date thereafter.

The Company is seeking withdrawal of the Registration Statement because it does not plan to pursue a public offering at this time. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also advises the Commission that, pursuant to Rule 477(c) of the Securities Act, it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Melanie Figueroa, Esq. of Mitchell Silberberg & Knupp LLP by telephone at (917) 546-7707.

Very truly yours,

SYSOREX, INC.

By:	/s/ Zaman Khan
Name: Zaman Khan
Title: Chief Executive Officer

cc: Melanie Figueroa, Mitchell Silberberg & Knupp LLP